04002294

AM 3·2·2004

VR 3/04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WEISS FUNDS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 FAIRWAY DRIVE, STE 102
(No. and Street)

PALM BEACH GARDENS, FL 33418
(City) (State) (Zip Code)

RECEIVED FEB 25 2004 WASH. D.C. 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LESLIE-ANNE MOORE 561-515-8558-EXT 15108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIXSON, MARIN, DE SANCTIS & COMPANY P.A
(Name – *if individual, state last, first, middle name*)

3801 PGA BLVD, STE 806, PALM BEACH GDNS FL 33410
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE CHAPMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WEISS FUNDS, INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Margaret Crowe
Commission # CC 921?
Expires March 22, 20?
Bonded Thru
Atlantic Bonding Co., Inc

Steve Chapman
Signature

Vice President
Title

Margaret Crowell
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS FUNDS, INC.

(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)

INDEPENDENT AUDITORS' REPORT

AND

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2003 AND 2002

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
YEARS ENDED DECEMBER 31, 2003 AND 2002

CONTENTS

HIXSON, MARIN, DE SANCTIS & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS
DAVID L. HIXSON, C.P.A. • RAYMOND F. MARIN, C.P.A. • PETER V. De SANCTIS, C.P.A.

16100 N.E. 16th AVENUE, SUITE B
NORTH MIAMI BEACH, FL 33162
DADE: (305) 944-7001
BROWARD: (954) 920-1311
FAX: (305) 944-6637

RESPOND TO: ☐

GARDENS CORPORATE CENTER
3801 PGA BOULEVARD, SUITE 806
PALM BEACH GARDENS, FL 33410
TEL: (561) 624-5700
FAX: (561) 624-5702

RESPOND TO: ☐

INDEPENDENT AUDITORS' REPORT

Shareholder and Directors
Weiss Funds, Inc.
Palm Beach Gardens, Florida

We have audited the accompanying balance sheets of Weiss Funds, Inc. (a wholly owned subsidiary of Weiss Money Management, Inc.) as of December 31, 2003 and 2002 and the related statements of operations, shareholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weiss Funds, Inc. (a wholly owned subsidiary of Weiss Money Management, Inc.) as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hixson, Marin, De Sanctis & Company, P.A.

February 13, 2004
Palm Beach Gardens, Florida

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
BALANCE SHEETS - DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
Cash and equivalents	$ 76,500	$ 75,800

LIABILITIES AND SHAREHOLDER'S EQUITY

	2003	2002
Liability:		
Accounts payable	$ 300	$ -
Due to Parent Company	5,000	4,400
	5,300	4,400
Dependency and transactions with related parties (Notes 2 and 3)		
Shareholder's equity:		
Common stock, no par, 10,000 shares authorized issued and outstanding, at stated value	25,000	25,000
Capital in excess of stated value	31,000	31,000
Retained earnings	15,200	15,400
	71,200	71,400
	$ 76,500	$ 75,800

Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of these financial statements.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003		2002	
Revenues:				
Interest income		$ 700		$ 1,200
Operating expenses:				
Salaries	$ 300		$ -	
Office supplies	300		-	
Professional fees	100		-	
Rent	100		-	
Other	200		-	
		1,000		-
Operating (loss) income before income tax (benefit) expense		(300)		1,200
Income tax (benefit) expense		(100)		200
Net (loss) income		$ (200)		$ 1,000

Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of these financial statements.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
STATEMENTS OF SHAREHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Total	Common Stock		Capital in excess of stated value	Retained Earnings
		Shares	Amount		
Balance, beginning	$ 70,400	10,000	$ 25,000	$ 31,000	$ 14,400
Net income	1,000	-	-	-	1,000
Balance, December 31, 2002	71,400	10,000	25,000	31,000	15,400
Net loss	(200)	-	-	-	(200)
Balance, ending	$ 71,200	10,000	$ 25,000	$ 31,000	$ 15,200

Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of these financial statements.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash provided by operations:		
Source of cash:		
Interest	$ 700	$ 1,200
Increase in cash and equivalents	700	1,200
Cash and equivalents, beginning	75,800	74,600
Cash and equivalents, ending	$ 76,500	$ 75,800
Reconciliation of net (loss) income to cash provided by operating activities:		
Net (loss) income	$ (200)	$ 1,000
Adjustments to reconcile net (loss) income to cash provided by operating activities:		
Changes in liabilities:		
Accounts payable	300	-
Due to parent company	600	200
Cash provided by operating activities	$ 700	$ 1,200

Read the accompanying summary of significant accounting policies and notes to financial statements, both of which are an integral part of these financial statements.

Basis of accounting:

Weiss Funds, Inc. prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and may not necessarily represent current values.

Management estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions. Every effort is made to ensure the integrity of such estimates.

Fair value of financial instruments:

The carrying amounts of cash and equivalents and due to parent company approximate fair values because of the short duration of these instruments.

Cash and equivalents:

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Income taxes:

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

The Company files a consolidated tax return with its parent company. Income taxes are allocated to the members of the group. It is the Company's policy to accrue benefits to the extent usable by the parent and to record expenses to the extent that taxes would be due through the inter-company accounts.

Accounting pronouncements:

The Company has adopted various new standards as promulgated by the Financial Accounting Standards Board ("FASB") through the issuance of Statements of Financial Accounting Standards ("SFAS"). The Company also adopted various new Statements of Position ("SOP") issued by the American Institute of Certified Public Accountants. The adoption of these various new FASB's and SOP's did not have an impact on the Company's financial statements.

1. Organization and business:

Weiss Funds, Inc. (the "Company") is a wholly owned subsidiary of Weiss Money Management, Inc. (the "Parent") and was incorporated on August 9, 1995 under the laws of the State of Florida. The Company engages exclusively in the distribution and sale of shares of Weiss Treasury Fund (the "Trust"), managed by the Parent. The Trust is a Massachusetts Business Trust which is an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Company is a member of the National Association of Security Dealers ("NASD").

2. Concentration of credit risk:

A concentration of credit risk and dependency may exist with respect to transactions, as substantially all transactions are with a related party of the Company.

3. Transactions with related parties:

The Company entered into a Distribution Agreement with the Trust to provide for the sale and distribution of shares of beneficial interest of funds of the Trust. The Company is responsible for costs in connection with the offering of shares to the Public. Expenses which are to be allocated between the Company and the Trust shall be allocated pursuant to reasonable procedures and formulae mutually agreed upon from time to time. The Agreement was renewed on January 15, 2004 and will remain in effect until January 15, 2005. Either party can terminate the Agreement with a sixty (60) day written notice. Management anticipates the annual renewal of this agreement. No costs were allocated to the Company during the years ended December 31, 2003 and 2002 under this agreement.

The Company had an agreement with the Parent through December 1, 2003 whereby the Parent assumed responsibility for the payment of all expenses associated with the operations of the Company, including, without limitation, rent, utilities, registration and licensing fees, professional fees, surety bond fees, travel and distribution expenses. Effective December 1, 2003 that agreement was replaced with a new agreement whereby all expenses associated with the operations of the Company paid by the Parent were charged to the Company. Under the new agreement, certain expenses of the Parent are allocated to the Company as well as all direct expenses of the Company paid on behalf of the Company. For the year ended December 31, 2003 expenses paid on behalf of the Company amounted to $30,400, of which $700 was charged to operations and for December 31, 2002 expenses assumed and paid on behalf of the Company by the Parent amounted to $40,200. Management anticipates the renewal of this agreement on an annual basis.

4. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $69,800 which was $44,800 in excess of its required net capital of $25,000 and at December 31, 2002, the Company had net capital of $70,000 which was $45,000 in excess of its required net capital. The Company's net capital ratio was 0.0759 to 1 in 2003 and 0.0629 to 1 in 2002.

WEISS FUNDS, INC.
(A WHOLLY OWNED SUBSIDIARY OF WEISS MONEY MANAGEMENT, INC.)
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Shareholder's equity	$ 71,200	$ 71,400
Non-allowance assets:		
None	-	-
Net capital before haircuts	71,200	71,400
Less haircuts at 2%	1,400	1,400
Net capital after haircuts	69,800	70,000
Minimum capital requirements	25,000	25,000
Net capital in excess of requirements	$ 44,800	$ 45,000
Aggregate indebtedness	$ 5,300	$ 4,400
Ratio of aggregate indebtedness to net capital	0.0759	0.0629

No material differences existed between the Audited Computation of Net Capital and the corresponding Unaudited FOCUS Part IIA.

HIXSON, MARIN, DE SANCTIS & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS
DAVID L. HIXSON, C.P.A. • RAYMOND F. MARIN, C.P.A. • PETER V. De SANCTIS, C.P.A.

16100 N.E. 16th AVENUE, SUITE B
NORTH MIAMI BEACH, FL 33162
DADE: (305) 944-7001
BROWARD: (954) 920-1311
FAX: (305) 944-6637

RESPOND TO: ☐

GARDENS CORPORATE CENTER
3801 PGA BOULEVARD, SUITE 806
PALM BEACH GARDENS, FL 33410
TEL: (561) 624-5700
FAX: (561) 624-5702

RESPOND TO: ☐

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Shareholder and Directors
Weiss Funds, Inc.
Palm Beach Gardens, Florida

In planning and performing our audit of the financial statements of Weiss Funds, Inc. (a wholly-owned subsidiary of Weiss Money Management, Inc.) for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hixson, Marin, DeSanctis & Company, PA

February 13, 2004
Palm Beach Gardens, Florida

HIXSON, MARIN, De SANCTIS & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS